Stratos Wealth Securities, LLC

Financial Statements and Supplementary Information
For the Year Ended December 31, 2025
(Confidential Pursuant to Rule 17a-5(e)(3))

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SEC FILE NUMBER
8-70019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STRATOS WEALTH SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3750 PARK EAST DRIVE,SUITE 200
(No. and Street)

BEACHWOOD	OH	44122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@moppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

375 North Saint Paul Street	Dallax	Tx	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jeffrey Concepcion</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>STRATOS WEALTH SECURITIES LLC</u>, as of <u>December 31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Jeff Concepcion

Jeff Concepcion (Mar 24, 2026 12:16:31 EDT)

Title:

President/CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Stratos Wealth Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Stratos Wealth Securities, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 19, 2026

STRATOS WEALTH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	236,191
Accounts receivable		1,524,842
Due from affiliate		13,049
Prepaid expenses		4,049
TOTAL ASSETS	**$**	**1,778,131**

LIABILITY AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	21,124
MEMBER'S EQUITY		1,757,007
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,778,131**

The accompanying notes are an integral part of these financial statements.

STRATOS WEALTH SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Commission Income	$ 2,712,851
Bonus Income	1,713,455
TOTAL REVENUES	**4,426,306**

EXPENSES

Regulatory and Membership Expense	40,886
Shared Services Expense	60,000
TOTAL EXPENSES	**100,886**
NET INCOME	**$ 4,325,420**

The accompanying notes are an integral part of these financial statements.

Page 4

STRATOS WEALTH SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance - January 1, 2025	$	1,927,587
Net Income		4,325,420
Member Distributions		(4,496,000)
Balance - December 31, 2025	$	1,757,007

The accompanying notes are an integral part of these financial statements.

Page 5

STRATOS WEALTH SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from Operating activities		
Net Income	$	4,325,420
Adjustments to reconcile net income to net provided by operating activities		
Decrease in accounts receivable		166,425
Increase in due from affiliate		(13,049)
Decrease in prepaid expenses		697
Decrease in accounts payable and accrued expenses		(223)
Net Cash Provided by Operations		4,479,270
Cash flows from Investing activities		-
Cash flows from Financing activities		
Member distributions		(4,496,000)
Net Decrease in Cash and Cash Equivalents		(16,730)
Cash and cash equivalents, beginning of the year		252,921
Cash and cash equivalents, end of the year	$	236,191

Supplemental Disclosures

There was no cash paid for either interest or taxes during the year.

The accompanying notes are an integral part of these financial statements.

STRATOS WEALTH SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

1 – Summary of Significant Accounting Policies

Organization – Stratos Wealth Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer. The Company was granted membership to FINRA on April 04, 2018. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation – The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission. It is management's opinion that all material adjustments have been made which are necessary for a fair financial statement presentation.

Revenue Recognition – Commission revenue consists of overrides earned on brokerage transactions. Commission revenue is recognized based on the posting date of the transactions. Bonus revenue is recognized when earned. As of December 31, 2025, $1,434,842 was a receivable based on 2025 earned bonus revenue. The Company believes that its performance obligation has been satisfied when the revenue is posted to its accounts at the counterparty.

Income Taxes - The Company is a single-member limited liability company, treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations are included in the consolidated federal and applicable state income tax returns filed by the Parent; thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables – The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made. At December 31, 2025, accounts receivable consisted of $90,000 in commission revenue and $1,434,842 in bonus revenue.

Related Party Transactions – The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent whereby the Parent pays certain administrative expenses, such as salaries and rent, on behalf of the Company for which the Parent is reimbursed. For the period ended December 31, 2025, the parent charged the company $60,000 in accordance with the Agreement.

2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2025, the Company had net capital of $215,067, which was $210,067 in excess of its required net capital requirement of $5,000.

3 - Commitments and Contingencies

As of December 31, 2025, the Company did not have any commitments, contingencies or guarantees that might result in a loss or future obligation that would have required the Company to include such liability/obligation in its 2025 Annual Report.

4 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is to collect commission overrides from member broker-dealers. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities, using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

STRATOS WEALTH SECURITIES LLC
Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Net Capital

Total ownership equity	$	1,757,007
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital	$	1,757,007
Deduction and/or charges:		
Prepaid expenses		4,049
Accounts receivable		1,524,842
Due from affiliate		13,049
Total non-allowable assets from Statement of Financial Condition	$	1,541,940
Net Capital	$	215,067
Net Capital Requirement	$	5,000
Excess Net Capital	$	210,067
Total Aggregate Indebtedness	$	21,124
Ratio: Aggregate indebtedness to net capital		0.10 to 1

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation in its unaudited Focus IIA Report.

STRATOS WEALTH SECURITIES LLC

Schedule II & III

Computation For Determination Of Reserve Requirements And

Information Relating To Possession Or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Stratos Wealth Securities, LLC

We have reviewed the accompanying Exemption Report of Stratos Wealth Securities, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to collecting commission overrides from member broker-dealers throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 19, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

STRATOS WEALTH SECURITIES, LLC

EXEMPTION REPORT
December 31, 2025

Stratos Wealth Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to collecting commission overrides from member broker-dealers.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025.

Stratos Wealth Securities, LLC

I, Jeffrey Concepcion, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Jeff Concepcion_
Jeff Concepcion (Mar 24, 2026 12:16:31 EDT)

Title: President/CEO

March 12, 2026

Stratos Wealth Securities Financial Statements and Letters

Final Audit Report   2026-03-24

Created:	2026-03-19
By:	Victoria Rice (vrice@stratoswp.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAABQzRPDUFlGaDRylot_vrjnrGYFN-VEzG

"Stratos Wealth Securities Financial Statements and Letters" History

📄 Document created by Victoria Rice (vrice@stratoswp.com)
2026-03-19 - 7:45:14 PM GMT

✉ Document emailed to Jeff Concepcion (jconcepcion@stratoswp.com) for signature
2026-03-19 - 7:45:20 PM GMT

📄 Email viewed by Jeff Concepcion (jconcepcion@stratoswp.com)
2026-03-19 - 7:48:09 PM GMT

📄 Email viewed by Jeff Concepcion (jconcepcion@stratoswp.com)
2026-03-24 - 4:15:57 PM GMT

✒ Document e-signed by Jeff Concepcion (jconcepcion@stratoswp.com)
Signature Date: 2026-03-24 - 4:16:31 PM GMT - Time Source: server

✅ Agreement completed.
2026-03-24 - 4:16:31 PM GMT